Exhibit 99.1

MANITOBA
2021/22 First Quarter Report Fiscal and Economic Update
Honourable Scott Fielding Minister of Finance
September 2021 22 Manitoba

2021/22 First Quarter Report

Fiscal and Economic Update

Introduction	2

Overview of Changes from Budget 2021	3

Revenue Changes from Budget 2021	4

Expenditure Changes from Budget 2021	5

Other Expenditure Changes and Pressures	7

Summary Revenue	8

Summary Expense	9

Economic Update	10

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Introduction

Planning for Budget 2021 included an assessment of the ongoing challenges and uncertainties of the COVID-19 pandemic. The plan ensures a continued investment in front-line and other priorities while protecting Manitobans and supporting the recovery.

Tabled on April 7, the Budget projected a deficit of almost $1,597 million for the 2021/22 fiscal year. This was mainly due to the $1,180 million earmarked for the ongoing pandemic response and contingencies. The First Quarter Report, 2021/22, forecasts a small improvement in the deficit by $34 million to $1,563 million.

2021/22 First Quarter Fiscal Update
	Forecast	Budget	Change
	Millions of Dollars
Revenue	18,165	17,838	327
Expense	19,728	19,435	293

Net Income (Loss)	(1,563)	(1,597)	34

Summary Net Debt	29,680	29,998	(318)

Net Debt to GDP	37.7%	39.9%	-2.2%

The improvement in the forecast includes additional COVID-19-related federal transfers confirmed after the release of the provincial budget. These transfers support Manitoba’s health care system recovery, the provincial immunization effort and other COVID-19 response programs delivered in the province.

The first quarter captures the impact of the third wave of the pandemic on Manitoba. On April 20, the province began implementing stricter public health orders to protect Manitobans and the health care system. Despite these measures, case numbers continued to rise, resulting in additional public health orders coming into effect on May 9. As a result, many businesses needed to close and schools needed to move to remote learning.

To offset the actual and forecasted COVID-19 expenditures, authority was allocated to departments from the COVID-19 Response and Contingencies appropriation. Over $700 million of the $1,180 million appropriation has been allocated to date, as outlined in this report.

In late June, as a result of rising vaccination rates and declining infection rates, Manitoba moved ahead with the 4-3-2 One Great Summer Reopening Path a week early. The province began lifting restrictions, allowing many businesses and facilities to reopen, and the restrictions were further lifted throughout the summer.

Manitoba continues to have among the highest vaccination rates in the country and is currently the highest in Western Canada. This, along with some positive economic indicators like job growth, provide reason to be optimistic for a gradual recovery over the coming year and into 2022/2023.

Given the uncertainty tied to variants of concern, notably the Delta variant, and the extent of the impact of the fourth wave in Manitoba, we have taken a cautious approach with this first fiscal update and continued to forecast the full allocation of the COVID-19 Response and Contingencies appropriation. In addition to the pandemic response, other contingencies such as potential settlements of the ongoing and future public sector bargaining processes may be funded from this appropriation. The outcomes of these processes, including fiscal impacts, are still to be determined.

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Overview of Changes from Budget 2021

The graph illustrates the changes in revenues and expenditures between the Budget 2021 deficit shown in the first column to the forecast at the First Quarter Report shown in the last column. The green bars indicate improvements and the dark blue bars indicate a worsening of the deficit.

The net effect of these changes is the forecasted improvement in the deficit from $1,597 million to $1,563 million.

Changes from Budget 2021

Millions of Dollars

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Revenue Changes from Budget 2021

Millions of Dollars
Summary Budget - Revenue	17,838

Revenue Changes from Budget:
Federal Transfers:
COVID-19 Related Federal Transfers	201
Early Learning and Child Care Agreement	129
Other Federal Transfers	126

Total Changes in Federal Transfers	456

Own Source Revenue	(29)
Net Income of Government Business Enterprises	(200)
Contingency	100

Total Revenue Changes from Budget	327

Revenue Forecast	18,165

Revenue is currently forecasted to be $327 million higher than what was budgeted because of the additional federal transfers and the Canada-Wide Early Learning and Child Care Strategy. The forecast also includes $93 million representing the federal share of the Agri-Recovery Drought Assistance Program in response to the drought conditions in Manitoba over the summer.

The drought is also having a negative impact on Manitoba Hydro’s net income, which is forecast to be $188 million under budget. Manitoba Liquor and Lotteries Corporation (MBLL) is forecast to be $29 million under budget due to the impact of COVID-19 on casino and gaming operations. Manitoba Public Insurance (MPI) is forecast to be $16 million above budget, due primarily to higher than expected revenues from vehicle registrations and associated premiums, and from investment income.

Budget 2021 included a $100 million negative revenue contingency, increased from $25 million in prior years, as a prudent fiscal planning measure given the uncertain economic and public health situation. This contingency offsets by half the lower net income of government business enterprises.

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Expenditure Changes from Budget 2021

Millions of Dollars
Summary Budget - Expenditure before COVID-19	18,255

COVID-19 Response and Contingencies:
PPE and Health System Costs	429
Safe Schools Funding	95
Manitoba Bridge Grant	79
Manitoba Healthy Hire Program	45
Essential Air Access	9
Vaccine Lottery	2
Pandemic Sick Leave	3
Restart Capital (operating grants)	42
Other	14
Contingency	462

Total COVID-19 Response and Contingencies	1,180

Summary Budget - Expenditure after COVID-19	19,435

Expenditure Changes from Budget:
Early Learning and Child Care Agreement	129
Other net changes in expenditures	164

Total Expenditure Changes from Budget	293

Forecast Expenditures	19,728

Expenditures are projected to exceed the budget by $293 million. This is mainly related to the Agri-Recovery Drought Assistance Program, which will cost $155 million, and is offset by $93 million in federal funding for a net provincial expenditure of $62 million. It is also related to the Canada-Wide Early Learning and Child Care Strategy, which costs $129 million, and is fully offset by federal revenue.

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COVID-19 Response and Contingencies:

Budget 2021 included $1,180 million in Internal Service Adjustments for COVID-19 Response and Contingencies1. After the government responded to the third wave of the pandemic during the first quarter of the fiscal year, over $700 million, or 60 per cent, of this funding has now been allocated to departments as shown in the table above and described below. The unallocated $462 million of this funding is still forecast as a contingency, given the unknown evolution of COVID-19 and potential wage settlements for the rest of the fiscal year.

The PPE and Health System Costs expenditure line includes $429 million in additional supplies for the pandemic response, ongoing contact tracing, the vaccine program, and other costs in the health system. The COVID-19 health care response is in addition to over $6.6 billion in spending in Health and Seniors Care this fiscal year.

COVID-19 Support Programs announced for 2021/22:

Several government departments incurred expenditures during the first quarter related to the COVID-19 response. Manitoba Health and Seniors Care and Manitoba Central Services led the public health response to the pandemic. Manitoba Finance and Manitoba Economic Development and Jobs are responsible for delivering most of the pandemic support programs, including the fourth installment of the Bridge Grant and the Manitoba Healthy Hire Program.

Safe Schools Funding: This funding was provided for the balance of the 2020/2021 Kindergarten to grade 12 school year that ended in the first quarter of 2021/22. A $58-million commitment to cover COVID-19-related costs in the school year beginning this fall also included:

●	$40 million for additional staffing, learning and technology, health and safety

●	$6 million for purchasing personal protective equipment

●	$5 million for the Remote Learning Support Centre

●	a $7 million contingency, including $5 million for a recovery learning fund

Overall, support to schools for COVID-19 totals $99 million for the 2020/21 fiscal year and $95 million for the 2021/22 fiscal year.

Manitoba Bridge Grant: This is the fourth installment and reopening of the application process for this grant program. The program provides up to $5,000 for eligible businesses and organizations to help protect them through the third wave of the pandemic. An additional $2,000 top-up was also provided for restaurants and other businesses that offered prepared food services. The Bridge Grant has supported approximately 15,000 Manitoba businesses.

Manitoba Healthy Hire Program: This is a new wage support program to help private sector employers reopen and encourage employees to get vaccinated and return to work. Local employers can apply for up to $50,000 in provincial support, to help cover wages of new employees who can attest they have been vaccinated, intend to be vaccinated or are unable to be vaccinated. Funding for this program has been amalgamated with the previously announced Manitoba Youth Jobs Program for a total of $45 million available to support employers as they bring employees safely back into the workplace. The program has so far supported 1,100 employers and up to 7,200 jobs.

Essential Air Access: This program involves distributing $9 million in federal funding to support air services to remote Northern communities.

Vaccine Lottery: This funding was announced to address vaccine hesitancy through two lottery draws over the summer, including several prizes of $100,000 and 10 draws for $25,000 in scholarships for youth.

1 Internal Service Adjustments - COVID-19 Response and Contingencies is a “service heading” which is used to provide expenditure authority for programs that are delivered by other departments where the allocation is not known at the time of printing of the budget. Funding is allocated from the Internal Service Adjustments appropriation as required to departments by the Minister of Finance.

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Pandemic Sick Leave: This is a new program to provide direct financial assistance to fill gaps between federal programs and current provincial employment standards for paid sick leave. The program provides employers with up to $600 per employee for up to five full days of COVID-19-related sick leave. The Pandemic Sick Leave has issued nearly 2,500 individual payments.

Restart Capital: This is the 2021/22 portion of the program that includes water and sewage projects through the Municipal Water Services Board and municipal infrastructure priorities. This $500-million, multi-year program, which also includes construction and maintenance of roads and highways, started in 2020/2021.

Other Expenditure Changes

and Pressures

New federal statutory holiday: In June, the Federal Government established September 30th as a new federal statutory holiday. The National Day for Truth and Reconciliation will honour First Nations, Inuit and Métis survivors of the residential school system, their families and their communities and ensure public commemoration of survivors’ history and the legacy of residential schools remains a vital component of the reconciliation process. The holiday applies to federal workers and those in federally regulated employers, provincial and some municipal employees with collective agreements that automatically adopt federal statutory holidays.

The introduction of the new holiday has financial implications for the province because of the requirement to pay overtime to employees who are required to work on this day. For the Manitoba government, the wage costs related to the new holiday are estimated at up to $35 million per year.

Fire Suppression: Manitoba is experiencing the most severe fire season since 1989, with all areas of the province facing higher than normal fire numbers and extreme fire conditions. However, the province is also more prepared than ever to deal with the financial demands of this fire season. Starting with Budget 2019, Manitoba Conservation and Climate’s wildfire budget was increased to nearly $50 million to annually provide the necessary resources to address core fire suppression.

In Budget 2020, the Emergency Expenditure budget was increased to $100 million to provide adequate resources to respond to floods, forest fires and other emergency situations that fall under various departmental responsibilities. The forecast for fire suppression costs has been evolving throughout the summer, but at this time, the $100 million in Emergency Expenditures is expected to be sufficient to address the fire suppression costs that exceed the wildfire budget.

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Summary Revenue

UNAUDITED	Forecast	Budget	Change
		Millions of Dollars
Income Taxes
Individual Income Tax	3,919	3,919	–
Corporation Income Tax	536	536	–

Subtotal: Income Taxes	4,455	4,455	–

Retail Sales Tax	2,274	2,274	–

Education Property Taxes	693	693	–

Other Taxes
Corporations Taxes	322	322	–
Fuel Taxes	314	314	–
Land Transfer Tax	110	96	14
Levy for Health and Education	371	371	–
Tobacco Tax	198	198	–
Other Taxes	12	12	–

Subtotal: Other Taxes	1,327	1,313	14

Tuition Fees	414	412	2

Fees and Other Revenue
Fines and Costs and Other Legal	49	49	–
Minerals and Petroleum	14	14	–
Automobile and Motor Carrier Licences and Fees	178	178	–
Parks: Forestry and Other Conservation	36	33	3
Water Power Rental	114	131	(17)
Service Fees and Other Miscellaneous Charges	1,565	1,590	(25)

Subtotal: Fees and Other Revenue	1,956	1,995	(39)

Federal Transfers
Equalization	2,719	2,719	–
Canada Health Transfer	1,560	1,560	–
Canada Social Transfer	560	560	–
COVID-19 Transfers	201	–	201
Shared Cost and Other Transfers	1,056	801	255

Subtotal: Federal Transfers	6,096	5,640	456

Net Income of Government Business Enterprises	650	850	(200)

Sinking Funds and Other Earnings	300	306	(6)

Contingency	–	(100)	100

Total Summary Revenue	18,165	17,838	327

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Summary Expense

UNAUDITED	Forecast	Printed Budget	COVID-19 Allocations	Other Enabling Allocations	Budget after Reallocations	Change
			Millions of Dollars
Legislative Assembly	51	51	–	–	51	–
Executive Council	5	4	–	1	5	–
Advanced Education, Skills and Immigration	1,542	1,516	–	7	1,523	19
Agriculture and Resource Development	596	441	–	6	447	149
Central Services	507	338	193	3	534	(27)
Civil Service Commission	31	27	4	–	31	–
Conservation and Climate	199	204	–	–	204	(5)
Crown Services	4	2	3	–	5	(1)
Economic Development and Jobs	281	225	57	–	282	(1)
Education	3,168	3,072	95	2	3,169	(1)
Families	2,318	2,197	–	5	2,202	116
Finance	185	108	79	1	188	(3)
Health and Seniors Care	6,917	6,624	236	–	6,860	57
Indigenous Reconciliation and Northern Relations	33	31	3	–	34	(1)
Infrastructure	495	499	–	–	499	(4)
Justice	708	700	5	3	708	–
Legislative and Public Affairs	4	4	–	–	4	–
Mental Health, Wellness and Recovery	368	351	1	16	368	–
Municipal Relations	425	384	42	–	426	(1)
Sport, Culture and Heritage	79	79	–	–	79	–
Tax Credits	46	46	–	–	46	–
Enabling Appropriations	676	1,438	(718)	(44)	676	–
Emergency and Other Appropriations	100	100	–	–	100	–
Debt Servicing	990	994	–	–	994	(4)

Total Summary Expense	19,728	19,435	–	–	19,435	293

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Economic Update

Manitoba experienced an unprecedented public health and economic crisis in 2020 and into 2021 that tested the resiliency of the provincial economy. The COVID-19 pandemic brought about the worst economic recession in Manitoba in modern history. Provincial real Gross Domestic Product (GDP) declined by 4.8 per cent in 2020, outperforming the Canadian economy, which contracted by 5.3 per cent.

Economic forecasts have improved since the release of Manitoba’s 2021 Budget on April 7, reflecting a more optimistic outlook for the province this year as provincial measures and steps to unlock the economy from public health order restrictions take effect.

In 2021, real GDP is expected to increase by 4.9 per cent and nominal GDP to increase by 10.7 per cent. Budget 2021 had projected real GDP and nominal GDP to increase by 4.1 and 5.5 per cent, respectively, in 2021.

This more optimistic outlook for 2021 is driven in particular by the swift vaccine rollout in Manitoba and in other jurisdictions, which has allowed for a faster reopening of the economy.

In addition, the ongoing COVID-19 relief programs have continued to sustain many impacted businesses and individuals in the province. Higher consumer confidence and spending over recent months have driven demand and growth in key sectors. Consequently, Manitoba’s unemployment rate of 5.7 per cent in August, which is the lowest in Canada, is an early indicator of the emerging recovery.

However, the outlook remains volatile, in particular due to the fourth wave of COVID-19 and variants of concern, like the Delta variant. Other risks to the outlook are outlined below.

In 2022, real GDP is projected to increase by 3.7 per cent and nominal GDP is projected to increase by 5.1 per cent. These figures remain higher than pre-COVID-19 projections as the economy continues to recover from the pandemic into 2022.

2020 Real GDP for Manitoba and Canada

2021 Economic Forecast, Manitoba, Budget 2021 vs Q1 Update

Manitoba Economic Outlook

	2021F	2022F
Gross Domestic Product
Real	4.9	3.7
Nominal	10.7	5.1
Consumer Price Index	2.8	2.4
Employment	3.8	2.4
Unemployment Rate (%)	6.8	5.7
Population	0.8	0.9

per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts and Manitoba Bureau of Statistics

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 Real GDP Growth Rates by Jurisdiction

The chart above shows the economic contraction in 2020 across jurisdictions, represented by the blue column, and the forecast economic rebound in 2021 represented by the green column. Manitoba saw the lowest contraction outside the Maritimes and B.C. in 2020, showing the province’s resiliency to economic shocks. Almost all provinces, including Manitoba, are showing GDP levels in 2021 versus 2019 that are near par or higher than expected, as indicated by the red marker.

Across the board, year-to-date economic indicators are trending upwards, providing early evidence that the Manitoba economy is on the road to recovery in 2021 and that the fiscal plans outlined in the budget are working.

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Labour Market

The provincial labour market has nearly returned to pre-pandemic levels after employment plummeted by 90,300 net jobs in April 2020. As of August 2021, there are 10,800 fewer employed persons in Manitoba compared to February 2020. Between April 2020 and August 2021, Manitoba’s labour market regained 79,500 net jobs.

The provincial unemployment rate is currently 5.7 per cent, the lowest in the country. The female unemployment rate is at 5.7 per cent and the youth unemployment rate at 7.6 per cent.

On a year-over-year basis, Manitoba’s total employment increased by 16,400 persons in August 2021.

79,500 Jobs Regained

Labour Market Indicators	Manitoba August 2021	Provincial Average	Manitoba`s Rank August 2021

Manitoba Unemployment Rate	5.7%	7.1%	Lowest

Youth Unemployment Rate	7.6%	11.6%	Second Lowest

Female Unemployment Rate	5.7%	6.6%	Third Lowest

Employment by Industry, Manitoba

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The services sector of the Manitoba economy has been the most affected by COVID-19 restrictions. Employment levels within the sector continue to remain below pre-pandemic levels, particularly employment in accommodation and food services. After declining 42.1 per cent in April 2020, employment has recovered 63.3 per cent from its pandemic low-point. Despite the gains over the past year, accommodation and food services employment remains 5.4 per cent below pre-COVID-19 levels.

Employment should continue to recover as higher vaccination rates permit further economic reopening in Manitoba and in other jurisdictions.

Consumer Price Index

Inflation has risen markedly during the first quarter of 2021/22, as the provincial economy recovers.

Coming off the COVID-19 related low level in 2020, on a year-over-year basis, inflation increased 3.2 per cent in April and 3.4 per cent in May. Several commodities saw price growth compared to last year. For example, after falling 30.4 per cent in May of 2020, gasoline prices were up 49.4 per cent in May 2021.

Inflation showed signs of cooling in June 2021, dropping to 2.9 per cent, before increasing by 3.6 per cent in July. The year-to-date consumer price index (CPI) in Manitoba is 2.5 per cent.

The current projection for Manitoba CPI is 2.8 per cent in 2021 and to 2.4 per cent in 2022, both below the national average forecast.

Consumer Price Index, All-items, Monthly, Manitoba

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Canadian Outlook

Canada’s economy grew by 1.4 per cent in the first quarter of 2021 as several provinces struggled through a third wave of COVID-19. After a slow start, vaccine uptake accelerated, enabling provinces to lift restrictions and businesses to resume operations. Higher vaccination rates should help return consumption to pre-pandemic levels and likely exceed it as households spend some of their savings accumulated over the past year and a half.

Solid demand and higher prices for commodities such as oil, the country’s biggest export item, are working in tandem to help return exported goods to near pre-pandemic levels. Robust consumption and exports are expected to lead the economic recovery for Canada in 2021.

However, rising COVID-19 cases domestically and in key export markets pose a downside risk. The Manitoba Survey of Economic Forecasts expects the Canadian economy to expand by 5.5 per cent in 2021 and 4.2 per cent in 2022.

The Bank of Canada expects that the upward pressure on prices in Canada will remain above the two per cent target throughout 2021, but will return to target levels as supply and demand balance and prices that experienced deflation in 2020 recover to pre-pandemic levels.

U.S. and International Outlook

Following solid growth of 6.3 per cent in the first quarter and 6.5 per cent in the second quarter of 2021, the U.S. economy is expected to continue expanding throughout the remainder of 2021 as significant government spending and household savings are dispersed throughout the economy. Growing COVID-19 cases could hurt U.S. economic recovery if state authorities are required to reintroduce restrictions. The U.S. is also experiencing inflationary pressure with headline inflation reaching 5.4 per cent in July. The International Monetary Fund (IMF) forecasts the U.S. economy to grow by 7.0 per cent in 2021 and 4.9 per cent in 2022.

New COVID-19 variants are also creating challenges in other advanced and emerging economies. For example, some areas in China reintroduced restrictions to suppress the spread of the Delta variant. Given that China is a key supplier of goods to provincial, national and international economies, further COVID-19 outbreaks could exacerbate global supply-chain constraints and delay the recovery. The IMF forecasts the Chinese economy to expand by 8.1 per cent in 2021 and 5.7 per cent in 2022.

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Risks to the Outlook

Considerable economic uncertainty continues to exist on the horizon. While declining COVID-19 cases and earlier than expected reopening milestones will help to accelerate economic activity in Manitoba, the pace and magnitude of the recovery in 2021 will depend on a variety of factors.

COVID-19

The biggest risk to the provincial economy remains the impact of COVID-19 and a 4th wave, notably the variants of concern (including Delta), which could require additional public health restrictions. A resurgence of the virus in other parts of the world, particularly the United States, could also affect Manitoba’s economic recovery.

Weaker exports

A resurgence of the virus in other parts of the world in combination with supply-chain bottlenecks could constrain exports in 2021. Likewise, an elevated Canadian dollar may create global competitiveness challenges for Manitoba producers if the dollar continues to appreciate further. More so, across borders, the U.S. Administration’s Buy American policy could also affect exports to Manitoba’s largest trading partner.

Climate change and environmental risks

Climate change and environmental risks, such as extreme weather events, droughts, flooding and wildfires can have material financial and economic impacts on the province. Notably this year, after a strong start to the year, agriculture producers in Manitoba are facing record-breaking drought that threatens crop yields, as well as livestock grazing on pastures. The impact of the drought on Manitoba Hydro’s net income is expected to be known with greater certainty after October. The province has also experienced significant wildfires over the summer, requiring government intervention to mitigate the impacts.

Forecast Sensitivity

At the time of Budget 2021, projected nominal economic growth ranged from 4.0 to 6.4 per cent in 2021 and 3.6 to 7.6 per cent in 2022. Currently, the economic outlook for Manitoba in 2021 is more optimistic.

The gap between economic forecasters on Manitoba’s economy has widened. The lowest forecast is 8.4 per cent growth in 2021 while the most bullish forecast is 14.9 per cent. This represents a 6.5 percentage point difference. For 2022, the range is between 4.2 and 6.0 per cent. A one percentage point change can result in more than $130 million impact on provincial fiscal results.

The chart below shows the low, high and average nominal GDP growth rate forecasts in Budget 2021 (blue trend) versus the First Quarter Report (green trend). The shaded areas represent the range.

Range of GDP Growth Rate Forecasts, Manitoba, Budget 2021 and Q1 Update

Source: Manitoba Finance Survey of Economic Forecasts and Manitoba Bureau of Statistics

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